Mail Stop 4561

May 22, 2007

Mr. Richard M. Adams
Chairman of the Board,
Director, and Chief Executive Officer
United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

       Re: United Bankshares, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Adams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin W. Vaughn
       Accounting Branch Chief